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                CIGNA CORPORATION ANNOUNCES TENDER OFFER EXTENSION

PHILADELPHIA, PA, April 1, 1997 -- CIGNA Corporation (NYSE:CI) announced today that its indirect wholly owned subsidiary, CHC Acquisition Corp., is extending its offer to purchase all outstanding shares of common stock of Healthsource, Inc. (NYSE:HS) for $21.75 per share, net to the seller in cash, until 12:00 midnight, New York City time on Wednesday, April 30, 1997. The offer had previously been scheduled to expire on April 2, 1997. The terms of the extended offer otherwise remain the same as those of the original offer as set forth in the offering materials filed with the Securities and Exchange Commission on March 6, 1997. The offer is being extended because certain required state and federal regulatory approvals have not yet been obtained.

According to IBJ Schroder Bank & Trust Company, the depositary for the offer, as of the close of business on March 31, 1997, 10,903,229 shares of Healthsource, Inc. common stock had been validly tendered and not withdrawn pursuant to the offer. In addition, Dr. Norman Payson, the Chief Executive Officer and President of Healthsource, Inc. and the beneficial owner of an aggregate of 4,332,760 shares of Healthsource, Inc. common stock has previously agreed to tender all such shares pursuant to and in accordance with the terms of the offer.

The Information Agent for the offer is Georgeson & Company, Inc. and questions about the tender offer may be addressed to them at 800-233-2064. The Dealer Managers are Goldman, Sachs & Co. and questions may be addressed to them at 212-902-1000.

CIGNA Corporation, with 1996 assets of $99 billion and revenues of $19 billion, is a leading provider of health care, insurance and related financial services throughout the United States and internationally. CIGNA Corporation ranks among the largest investor-owned insurance organizations in the United States, with shareholders' equity of $7.2 billion.

Healthsource, Inc. has approximately 1.1 million members in HMOs operating in 15 states. In addition, it maintains national medical and dental indemnity books of business; medical covers approximately 2 million people and dental approximately 2.5 million people. The indemnity business primarily provides self-insured products to customers in the middle and large segments of the market.